FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 24, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit Description

No. 1   RNS Announcement, re: Amendments to Bonds Approved dated 24 October 2005




24 October 2005



British Energy Group PLC


Amendments to Bond Terms and Conditions Approved. Impact on SEC registration and U.S. GAAP reporting.


Further to an announcement on 17 October 2005, at a meeting of Bondholders held on 24 October 2005, all proposals by British Energy Holdings PLC to make certain amendments to the terms and conditions of the Bonds were approved.


Accordingly, British Energy Group PLC intends to proceed as soon as possible with de-registration from the Securities and Exchange Commission in the U.S. ("SEC") and will cease to report its results in U.S. GAAP with immediate effect (other than as may be required by the SEC pending de-registration).



Contacts:


John Searles          British Energy, Investor Relations         01506 408 715
Andrew Dowler         Financial Dynamics, Media                  020 7831 3113



Website:  www.british-energy.com




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 24, 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations